ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD MINE ANNOUNCES FIRST GOLD PRODUCTION

Highlights:

- First gold poured on January 26, 2016
- Designed hourly throughput rates and mill grind attained in both SAG and Ball Mills
- Ramp-up to commercial production remains on track for Q2 2016

Vancouver, British Columbia, January 27, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) announces first gold production of approximately 400 ounces from Phase 1 of the Asanko Gold Mine ("AGM" or the "Project") in Ghana. This follows the successful commencement of operations of the entire processing facility one month ahead of schedule. The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

Commenting on this historic milestone, Peter Breese, President and CEO, said: "*I am proud to announce that the Asanko Gold Mine is officially the newest producing gold mine in Ghana, with Phase 1 successfully built within our capital budget and commissioned one month ahead of schedule.*

As we embark on a new chapter for Asanko, I'd like to thank the Government and our stakeholders in Ghana for all their assistance in facilitating our transition from explorer to producer. In addition I would like to commend my team, our EPCM contractor DRA Global and all the thousands of construction and service sub-contractors for delivering a well-executed project over the past 18 months.

As we complete commissioning and ramp up to steady-state production rates, I am pleased to note the early gains that we have already achieved with respect to throughput rates and mill grind, which have exceeded our expectations. We remain confident of declaring commercial production during Q2 2016."

Commissioning and Ramp-Up

Commissioning of the processing facility is progressing well and is approximately one month ahead of the original schedule. The crusher was handed over from the EPCM contractor to Asanko in mid-December and was commissioned during the last half of the month. Ore was stockpiled ahead of the milling operations and introduced into the SAG and Ball mills during the last week in December.

Commissioning of the mills was initially conducted on marginal grade ore until the mills achieved the designed hourly throughput rates and grind. The mills have had several days of continuous operations with daily milling rates matching or exceeding designed throughputs of 8,300 tonnes per day. In addition both mills have also attained grinds that are in line with the plant design parameters.

The operations were fed low grade ores until the density built up in the fully erected and commissioned CIL circuit. Once this was achieved, cyanide was introduced into the CIL and gravity gold circuits and the entire operation from milling to the CIL circuit is now being run at planned feed grades. Gold inventory in the CIL circuit will continue to build up to steady-state levels over the next month, after which time full gold production rates are expected to be reached. Commercial production is expected in Q2 2016.

Mining
The development of the Nkran pit continues to advance well with full drill and blast operations continuing at long-term steady state levels. To date, over 22 million tonnes of material has been removed from the pit and various ore benches have been exposed. There are now enough working faces available in the pit to facilitate mining of the requisite quantities of ore at planned grades to feed the mill at designed throughput rates.

Grade control drilling is proceeding according to plan with the next six months of planned ore having been drilled and modelled into the medium term mine plan. The grade control based mine plan for 2016 is expected to be in-line with the Definitive Project Plan, which was published in November 2014.

Cash Position
The Company has a strong balance sheet with US$116 million cash on hand, as at December 31, 2015.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 has been commissioned, with first gold produced in early Q1 2016. Ramp-up to steady state production of 190,000 ounces per annum is expected in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.